

Mail Stop 3030

December 31, 2009

Via Facsimile and U.S. Mail

Scott A. Haire
Chief Executive Officer
Wound Management Technologies, Inc.
777 Main Street, Suite 3100
Fort Worth, Texas 76102

> **Re:** **Wound Management Technologies, Inc**.
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 0-11808**

Dear Mr. Haire:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2008

Cover Page

1.   Please ensure that your future filings reflect the correct fiscal period, or, in the case of a current report on Form 8-K, the correct period date for which you are reporting. We note in this regard that the cover page of your Form 10-K indicates that you have filed an annual report for the fiscal year ended December 31, 2007, even though you appear to be reporting for the fiscal year ended December 31, 2008.

Background, page 1

2.   Please tell us and revise your future filings to clarify what you mean by "pre-marketing" your CellerateRx products and the "positive user feedback" you have received, specify the "select markets" in which you have undertaken these activities, and explain the significance of "secur[ing] product evaluations with a number of key accounts," as disclosed in the fifth paragraph on page 1.

Products, page 3

3.   Please expand your future filings to clarify the duration of the licenses that you mention in the second paragraph under this section. Although we note your disclosure that the term of such licenses "extends through the life of the licensed patent," we note that you have not provided disclosure that indicates the duration of the referenced patents.

Product Production and Development, page 3

4.   Please tell us, and disclose in future filings, the approximate amount that you have spent, if any, on research and development activities over the past two fiscal years. See Regulation S-K Item 101(h)(4)(x).

Employees, page 4

5.   We note your disclosure that you "currently have three employees in Florida." However, we note that you also maintain an office in Texas. Please ensure that in future filings you disclose the total number of employees, including how many are full-time, as required by Regulation S-K Item 101(h)(4)(xii).

6.   Please clarify what you mean by your statement that you "use administrative services provided by two employees of an entity managed by Mr. Scott Haire" and revise your future filings as appropriate. For example, what is the name of the entity? Are these individuals employed by you, and if so, are they employed in a full-time capacity?

<u>Item 2. Description of Property, page 11</u>

7.   We note from your disclosure in this section that the lease term for your offices in Fort
        Lauderdale expired in September 2009. Please update your disclosure in this section in
        future filings, as appropriate.

<u>Item 3. Legal Proceedings, page 11</u>

8.   We note your disclosure that you are a defendant "in a lawsuit regarding stock
        transactions during 1997." In future filings, please expand your disclosure to include the
        name of the court or agency in which the proceedings you describe are pending, the date
        such proceedings were instituted, the principal parties thereto, a description of the factual
        basis alleged to underlie the proceeding and the relief sought. See Regulation S-K Item
        103.

<u>Item 5. Market for Registrant's Common Equity…, page 12</u>

9.   We note your disclosure that your common stock is quoted on the OTC:BB under the
        symbol "MBSB." However, we note that this does not appear to be a valid symbol.
        Please advise and correct your future filings, as appropriate.

<u>Item 7. Management's Discussion and Analysis of Financial Condition…, page 14</u>

<u>Overview and Plan of Operation, page 15</u>

10.   We note that your disclosure in this section nearly identical to your disclosure in the
        "Background" section on page 1. In future filings, please revise your disclosure in this
        section to provide a balanced, executive-level discussion that identifies the most
        important themes or other significant matters with which management is concerned in
        evaluating the company's financial condition and operating results. This should include a
        discussion of material business opportunities, challenges and risks, such as those
        presented by known material trends and uncertainties on which the company's executives
        are most focused, and the actions they are taking in response. For example, we note from
        your disclosure under "Results of Operations" on page 16 that your revenues decreased
        significantly in fiscal year 2008, and that your selling, general and administrative
        expenses increased approximately 100%. In future filings, please expand your
        disclosure, as appropriate, to provide analysis as to why such significant changes
        occurred and discuss the effect of those changes on your operating results. Please also
        explain how current industry trends, if any, affect your business. For further guidance on
        the content and purpose of the "Overview," see Interpretive Release No. 33-8350,
        available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Results of Operations, page 16

11.   We note significant fluctuations in your results of operations but do not see a
        corresponding discussion of the factors that caused such fluctuations. Please revise your
        future filings to fully discuss and quantify all factors that affected or are likely to affect
        your results of operations in future. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 16

12.   In future filings, please expand your disclosure to address your material commitments for
        capital expenditures as of the end of the latest fiscal period, and indicate the general
        purpose of such commitments and the anticipated source of funds needed to fulfill such
        commitments. For example, we note from your disclosure in the third paragraph under
        the section entitled "Products" on page 3 that as of January 3, 2009, you must maintain a
        minimum aggregate annual royalty payment of $375,000 in connection with your license
        agreements with Applied Nutritionals. It is unclear from your disclosure on pages 16-17
        the source of funds that will be used to fulfill this obligation.

Item 8. Financial Statements and Supplementary Data, page 18

Report of Independent Registered Public Accounting Firm, page F-1

13.   We note your disclosure on page F-10 regarding your net losses and significant
        accumulated deficit, and that without the realization of additional capital it is unlikely for
        you to continue as a going concern. In light of this footnote disclosure, it is not clear why
        your auditor has not included an explanatory paragraph in its opinion addressing your
        ability to continue as a going concern. Please have your auditor tell us how it considered
        the guidance in AU 341, "The Auditor's Consideration of an Entity's Ability to Continue
        as a Going Concern." In this regard, to the extent there are additional factors that
        contributed to the auditors conclusion that an explanatory paragraph was not necessary,
        please revise future filings to include a discussion of these factors in Note 2.

Note 1 – Nature of Operations and Significant Accounting Policies, page F-7

Revenue Recognition – page F-7

14.   We note that you recognize revenue from the sale of the CellerateRx product, which you
        license from Applied Nutritionals. We further note that you have contracted with
        Applied Nutritionals for the manufacture of the products you sell. Finally, it appears that
        you recognize revenue on the sale of these products on a gross basis. Please tell us and
        revise future filings to explain how you have considered the guidance in section 605-45
        of the FASB Accounting Standards Codification in concluding that recognition of
        revenue on the gross basis is appropriate.

Recent Accounting Pronouncements, page F-9

15.   We note your disclosures regarding the adoption of SFAS 159, FIN 48 and SFAS 157. Although you were required to adopt each of these standards in 2008, your disclosure appears to indicate that you have not yet determined the impact of the adoption of these standards on your financial statements. As such, it is unclear if you have adopted these standards as required. Please confirm to us that you have adopted each of the standards.

Note 4 – Related Party Disclosures, page F-11

16.   For each related party transaction recognized in your financial statements, please revise future filings to provide all of the disclosures required by paragraph 850-10-50-1 of the FASB Accounting Standards Codification.

Note 9 – Concentration of Credit Risk and Major Customers, page F-13

17.   We note that in 2008, two customers accounted for more than 10% of your sales. Please revise future filings to disclose the total amount of revenues from each customer. For reference see paragraph 280-10-50-42 of the FASB Accounting Standards Codification.

Item 9A (T). Controls and Procedures, page 19

18.   We note your disclosure that management has concluded that your disclosure controls and procedures are effective "to ensure that information required to be disclosed by the Company in report that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Summary Compensation Table, page 23

19.   In future filings, please provide a narrative description that explains why you have not paid compensation to your executive officers. Refer to Regulation S-K Item 402(o). Additionally, please note that Regulation S-K Item 402(m)(2)(i) requires disclosure to be provided for all individuals serving as principal executive officer or acting in a similar capacity during the last completed fiscal year, regardless of compensation level. We note in this regard the first sentence of your disclosure under this section. As appropriate, please revise your future filings accordingly.

Item 13. Certain Relationships and Related Transactions…, page 25

20.   Please revise your disclosure in future filings to more closely conform with the requirements of Regulation S-K Item 404(a). For example, your disclosure on page 25 does not indicate the basis upon which Mr. Petito is a related person, and in several instances your disclosure does not indicate the approximate dollar amount of the related person's interest in the transaction. Please also tell us where you have provided the disclosure required by Item 404 with respect to the administrative services provided by employees of an entity managed by Mr. Haire as described on page 4, as well as the services you provide to other companies affiliated with you as described on page F-11, or explain why such disclosure is not required pursuant to Item 404.

Signatures, page 28

21.   In future filings, please ensure that your signature page conforms exactly to the requirements of the form. For instance, the registrant itself must sign the report, and the principal accounting officer or controller's signature must appear beneath the second paragraph of text which indicates that he or she is signing in his or her individual capacity on behalf of the registrant. Refer to General Instruction D of Form 10-K.

Form 10-Q for the quarter ended September 30, 2009

22.   We note your disclosure in Note 3 of your December 31, 2008 financial statements regarding your exclusive license with Applied Nutritionals. Specifically, you disclose on page F-11 of the Form 10-K that you were required to pay $400,000 in advance royalty on January 3, 2009 and that following that payment, you were required to pay a royalty of 3% of gross sales with a minimum annual royalty payment of $375,000. Please tell us and revise future filings to address the following:

   •   Clarify if you made the $400,000 payment required on January 3, 2009.

   •   If you have not made the payment, discuss the impact of the failure to make the payment could have on your license agreement with Applied Nutritionals.

   •   Discuss how you are accounting for the minimum annual royalty payment, including specifically the portion of the minimum annual royalty payment that is above and beyond the royalty that would be required based on 3% of gross sales.

Note 5 – Investment Acquisitions, page 9

23.   We note that on September 17, 2009 you acquired all of the outstanding common stock of BioPharma Management Technologies, Inc. in exchange for 4,500,000 shares of your restricted common shares. You state that BioPharma had nominal assets, but it held a 50% interest in a marketing joint venture. Further, you state that you recorded an

intangible asset of $4,187,515 relating to the marketing rights and contacts of the joint venture. Tell us and revise future filings to clarify how you are accounting for this transaction. Specifically, discuss whether you concluded this is an acquisition of assets or a business combination and the basis for that conclusion. Refer to the guidance in section 805-10 of the FASB Accounting Standards Codification.

24. Please explain to us in greater detail how you have accounted for the acquisition, including how you determined the assets to record and the value to assign to those assets. Please specifically address the following:

- Tell us and revise future filings to discuss how you determined the total consideration paid in connection with the acquisition. Please note the guidance in paragraph 805-30-30-7 of the FASB Accounting Standards Codification, which discusses the determination of consideration paid in a business combination..

- To the extent you have concluded this is a business combination, explain to us how you have applied the guidance in section 805-20-25 of the FASB Accounting Standards Codification in recording the identifiable assets and liabilities in connection with this acquisition.

- Further to the above, we note that in connection with your acquisition of BioPharma, you acquired a 50% interest in a joint venture, however we do not see any amounts allocated to this investment. Explain to us how you considered this investment in your accounting for the transaction.

- We note that you have recorded $4,187,515 representing the "marketing rights and contacts of the joint venture." Please explain how this meets the recognition criteria of paragraph 805-20-25-10 of the FASB Accounting Standards Codification.

- To the extent that the "marketing rights and contacts of the joint venture" meets the recognition criteria, explain to us how you determined the value to record relating to this asset. In this regard, we note your disclosure that the joint venture has had no operations to date.

- In your press release dated September 17, 2009 included in your Form 8-K filed September 21, 2009, you state that "BioPharma's proprietary technologies and its future products are complementary to our major product" and that "BioPharma provides broad new applications across several of the medical market that we currently serve." Please reconcile this disclosure with your disclosure here that the entire purchase price has been allocated to "marketing rights and contacts of the joint venture."

- Tell us and revise future filings to disclose the useful life for each intangible acquired.

25. Tell us and revise management's discussion and analysis in future filings to describe in greater detail the nature of the marketing joint venture. Explain how you expect the joint venture to impact your future results of operations and how you expect to recover the investment you have made in this joint venture by way of your acquisition of BioPharma.

26. With reference to your Form 8-K dated September 17, 2009, we note that the acquisition of BioPharma appears to be a significant acquisition based on Rule 3-05 of Regulation S-X. Further, we note that your Form 8-K dated September 17, 2009 indicates that you will file the required financial statements and pro forma financial information not later than 71 days after the Form 8-K was required to be filed. Please tell us when you plan to file the required financial statements and pro forma financial information.

27. We note that you acquired a patent from Resorbable Orthopedic Products. Please explain to us how you determined the $462,715 value for this transaction. Reconcile the price per share ($.93) assigned to this transaction to your price per share as quoted on the OTC BB at the time of the transaction.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Scott A. Haire
Wound Management Technologies, Inc.
December 31, 2009
Page 9

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Celia, Staff Attorney, at (202) 551- 3463, or Mary Beth Breslin, Reviewing Attorney, at (202) 551-3625 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief